July 23, 2013

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	xG Technology, Inc.; Post-Effective Amendment No. 1 to

Registration Statement on Form S-1, filed July 19, 2013 (333-187094)

Form AW – Application for Withdrawal

Ladies and Gentlemen:

xG Technology, Inc., a Delaware corporation (the “Registrant”), hereby applies, pursuant to Rule 477(a) of the Securities Act of 1933, as amended, to withdraw the above-referenced amendment (the “Post-Effective Amendment”). The Post-Effective Amendment was filed with the Securities and Exchange Commission (the “SEC”) on July 19, 2013.

As discussed with SEC staff, the Registrant is requesting the withdrawal of the Post-Effective Amendment because certain changes to be made in the Post-Effective Amendment have been effected under the Final Prospectus, filed on July 22, 2013. No securities have been sold or will be sold pursuant to the Post-Effective Amendment.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Post-Effective Amendment be issued by the SEC as soon as reasonably possible.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact David E. Danovitch at Robinson Brog Leinwand Greene Genovese & Gluck P.C., at (212) 603-6300.

Sincerely,

XG TECHNOLOGY, INC.

By:	/s/ Richard L. Mooers
	Name:	Richard L. Mooers
	Title:	Chairman